QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2017 and 2016
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company for the period ended June 30, 2017 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
 (Stated in U.S. Dollars)

	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS

Current
Cash	$19,079	$56,130
Receivables	26,669	34,491
Inventory	137,932	146,398
Prepaid expenses	39,211	29,802
Total Current Asssets	222,891	266,821

Equipment	24,996	28,802

Intangible Assets	83,208	87,698

Total Assets	$331,095	$383, 321

LIABILITIES

Current
Accounts payable and accrued liabilities	$103,298	$183,145
Due to related parties	547,392	63,808
Total Liabilities	650,690	246,953

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share Capital
Authorized:
400,000,000 common shares, $0.001 par value;
100,000,000 preferred shares, $0.001 par value, and series as determined by directors.
Common Stock – 71,128,456 common shares issued at June 30, 2017 and December 31, 2016	71,128	71,128
Preferred Stock – 9,891,800 preferred shares issued at June 30, 2017 and December 31, 2016	9,892	9,892

Additional Paid-in Capital	15,294,047	14,975,324

(Deficit) Equity	(15,694,662)	(14,919,976)
Total Shareholders’ (Deficiency) Equity	(319,595)	136,368

Total Liabilities and Shareholders’ (Deficiency) Equity	$331,095	$383,321

Going Concern, Commitments and Contractual Obligations (Notes 2 and 9)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (Stated in U.S. Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Revenue	$48,093	$35,130	$67,773	$53,220

Expenses
Advertising and promotion	18,470	9,471	22,892	10,094
Amortization	4,148	4,879	8,296	11,902
Consulting fees	277,409	60,613	320,484	98,666
Filing fees	2,714	5,001	5,148	10,477
Foreign exchange	16,744	(11,094)	16,355	167,999
Interest and bank charges	1,075	1,206	2,321	2,806
Inventory costs	13,628	21,960	17,976	27,577
Management fees	5,575	6,406	11,241	30,072
Office and administrative	17,593	21,057	42,125	44,362
Professional fees	443	4,131	8,789	2,460
Rent	31,545	33,924	64,014	63,932
Salaries, wages and benefits	185,576	133,749	313,341	287,741
Travel	6,535	2,219	9,508	3,132
Total Expenses	581,455	293,522	842,490	761,220

Operating Loss	$(533,362)	$(258,392)	$(774,717)	$(708,000)

Other Income
Interest income	19	29	31	48

Net Loss for the Period	$(533,343)	$(258,363)	$(774,686)	$(707,952)

Basic and Diluted Loss per Common Share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	71,128,456	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Stated in U.S. Dollars)
(Unaudited)

	Six Months Ended
	June 30,
	2017	2016

Cash Flows Provided By (Used In)

Operating Activities
Net loss for the period	$(774,686)	$(707,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	8,296	11,902
Share-based compensation	318,723	45,032
Inventory obsolescence	10,834	11,233
Changes in operating assets and liabilities:
Receivables	7,822	110,107
Prepaid expenses	(9,409)	7,881
Inventory	(2,368)	(54,803)
Due to related parties	–	207,026
Deferred revenue	–	285,719
Accounts payable and accrued liabilities	(79,847)	(151,239)
Net cash used in operating activities	(520,635)	(235,094)

Investing Activities
Purchase of equipment	–	(10,216)
Net cash used in investing activity	–	(10,216)

Financing Activity
Proceeds from loans payable to related parties	483,584	564,886
Net cash provided by financing activity	483,584	564,886

Net (Decrease) Increase in Cash	(37,051)	319,576

Cash, Beginning of Period	56,130	60,161

Cash, End of Period	$19,079	$379,737

Supplemental Disclosure of Cash Flow Information
Interest paid	$–	$–
Income taxes paid	$–	$–

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

1.     BASIS OF PRESENTATION
The unaudited interim consolidated financial statements of Qwick Media Inc. (the “Company”) as of June 30, 2017 included herein have been prepared without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes thereto. The operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for any future quarter or the year ending December 31, 2017.
The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2016.
The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2016.
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.
Our reporting and functional currency is the U.S. dollar.  However, a substantial portion of the expenses of our operationg subsidiary Qeyos is denominated in Canadian dollars.  The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada.  Fluctuations in exchange rates, primarily thos involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

2.     NATURE OF OPERATIONS AND GOING CONCERN
a)    Organization
The Company is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. The Company’s principal executive offices are located in Vancouver, British Columbia. Its registered office is in the Cayman Islands.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

2.            NATURE OF OPERATIONS AND GOING CONCERN (Continued)
The Company was incorporated on October 5, 2000 under the laws of the State of Nevada, and had since re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”).
On April 19, 2011, the Company incorporated Wuxi, an indirect wholly-owned subsidiary of the Company, in China.
For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
b)    Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.
As shown in the accompanying unaudited consolidated financial statements, the Company has incurred accumulated losses of $15,694,662 as at June 30, 2017. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional financing, potentially through private placements and the issuance of promissory notes, but there is no assurance that such financing will be available on acceptable terms or at all. This raises substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3. INVENTORY

	June 30, 2017	December 31, 2016

Computers	$12,572	$14,478
Monitors	33,199	38,013
Printers	2,759	2,860
Charging stations	14,310	17,040
Parts and enclosures	33,528	31,433
General	41,564	42,574
	$137,932	$146,398

During the six months ended June 30, 2017, the Company recorded inventory obsolescence in the amount of $10,834 (2016 - $11,233).

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

4. EQUIPMENT

	June 30, 2017
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$36,753	$1,960
Computer software	1,950	1,919	31
Office furniture	11,828	6,194	5,634
Automobile	8,669	2,774	5,895
Equipment	52,395	40,919	11,476
	$113,555	$88,559	$24,996

	December 31, 2016
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$36,391	$2,322
Computer software	1,950	1,883	67
Office furniture	11,828	5,648	6,180
Automobile	8,669	1,736	6,933
Equipment	52,395	39,095	13,300
	$113,555	$84,753	$28,802

5. INTANGIBLE ASSETS

	June 30, 2017
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$17,643	$60,571
Patents	21,818	4,908	16,910
Intellectual property	7,388	1,661	5,727
	$107,420	$24,212	$83,208

	December 31, 2016
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$14,371	$63,843
Patents	21,818	3,998	17,820
Intellectual property	7,388	1,353	6,035
	$107,420	$19,722	$87,698

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING
For the six months ended June 30, 2017, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing at June 30, 2017 that are not otherwise disclosed elsewhere:
a)
For the six months ended June 30, 2017, the Company paid management fees of $11,241 (2016 – $30,071) to companies controlled by officers and directors of the company; and salaries of $56,205 (2016 – $67,659) to an officer of the company and spouse.

b)
The Company recorded share-based compensation of $241,023 (2016 – $45,032) as consulting fees paid to directors and officers; and $77,700 (2016 - $Nil) as salaries, wages and benefits paid to employees for the six months ended June 30, 2017.

c)	As of June 30, 2017, $547,392 (December 31, 2016 – $63,808) was owed to a director and companies controlled by that director. The amounts owed are unsecured, non-interest bearing and due on demand.
d)
As of June 30, 2017, the Company recorded in accounts payable and accrued liabilities:  (i) $7,282 (December 31, 2016 – $7,038) owed to a company controlled by a director; (ii) $6,068 (December 31, 2016 – $3,910) owed to a company controlled by an officer; and (iii) $3,821  (December 31, 2016 – $3,693) owed to a director of the Company.  The amounts owed are unsecured, non-interest bearing and due on demand.

7.     STOCK OPTIONS
The Company adopted a Stock Option Plan under which the Company can grant up to 7,112,846 common shares to its officers, directors, employees and consultants.
On June 7, 2017, the Company granted stock options to purchase an aggregate of 4,630,000 common shares of the Company to directors, officers, consultants and employees, at an exercise price of $0.10 per share.  These options were immediately vested and they expire on May 31, 2022.  The fair value of the stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model, and the weighted average grant date fair value of stock options granted was $0.09.  During the six months ended June 30, 2017, the Company recorded share-based compensation of $241,023 (2016 – $45,032) as consulting fees paid to directors and officers; and $77,700 (2016 - $Nil) as salaries, wages and benefits paid to employees.
The fair value assumptions used were:  Expected dividend yield = 0%; risk-free interest rate = 1.74%; expected volatility = 140%; and expected option life = 5 years.
The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractural Term (years)
Outstanding, December 31, 2016	1,900,000	$0.20	3.20
Granted	4,630,000	$0.10	4.92
Expired	–	–	–
Outstanding, June 30, 2017	6,530,000	$0.13	4.27

Exercisable, June 30, 2017	6,180,000	$0.13	4.34

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

7.     STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options and changes are presented below:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2016	350,000	$0.16
Granted	–	–
Vested	–	–
Non-vested at June 30, 2017	350,000	$0.16

As at June 30, 2017, there was $2,646 (December 31, 2016 – $16,424) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 0.16 years.

As at June 30, 2017, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
4,630,000	$0.10	May 31, 2022
6,530,000

8.     REDEEMABLE PREFERRED SHARES
On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares.
During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.
As at December 31, 2015, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.
On December 30, 2016, the Company amended the rights and restrictions of the Class A Preferred Shares to remove the redemption rights of the holder and revise the conversion rights.  The principal terms of the Class A Preferred Shares are as follows:
Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares.
Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% of earnings before interest, tax, depreciation and amortization per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.
Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into three common shares of the Company.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

8.     REDEEMABLE PREFERRED SHARES (Continued)
Redemption rights - At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share plus the amount of any accrued and unpaid dividends thereon.
The Company had originally classified the Class A Preferred Shares as a liability because they are redeemable beyond the control of the Company.  As the modification of the Class A Preferred Shares added a substantive conversion option and removed the retractability feature, the Company has accounted for the modification as an extinguishment of the previous preferred stock and the issuance of new preferred stock.
The Company assessed the revised Class A Preferred Shares and concluded that they represented an equity host contract. The Company also concluded that conversion feature was clearly and closely related to the host contract and that the conversion feature was not beneficial.  The Company also assessed the redemption option and concluded that it did not meet the definition of a derivative.
Finally, the Company concluded that as the Class A Preferred Shares were no longer redeemable at the option of the holder that they should be classified as permanent equity.   The Company has determined that there was no difference between the fair value of the outstanding preferred shares and the modified preferred shares.  Upon the modification, the Company has reclassified the outstanding preferred shares from debt to permanent equity.
On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.
Effective December 30, 2016, accrued dividends payable to a director and his related holding company were waived.  The waiver was accepted by the Company’s Board of Directors as of December 30, 2016 such that the accrued dividends in the amount of $734,228 are discharged from the Company’s debt obligations.  As such dividends were expensed, the Company has recaptured an equivalent amount of other income in the amount of $734,228 effective December 30, 2016.

9.     COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, April 30, 2018 and July 31, 2020 (the last lease of which started subsequent to June 30, 2017). The Company’s future minimum lease payments for the leases on premises are as follows:
Fiscal years ending:
December 31, 2017	$ 35,535 (CDN $ 46,113)
December 31, 2018	38,222 (CDN $ 49,601)
December 31, 2019	24,995 (CDN $ 32,436)
December 31, 2020	14,581 (CDN $ 18,921)
Total	$ 113,333 (CDN $ 147,071)

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Unaudited)
 (Stated in U.S. Dollars)

10.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The following table presents information about the Company’s financial instruments that have been measured at fair value as of June 30, 2017, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

JUNE 30, 2017	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$19,079	$19,079	$19,079

DECEMBER 31, 2016	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$56,130	$56,130	$56,130

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

11.   SEGMENTED INFORMATION
The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.